July 12, 2011

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:	TapImmune Inc. (the “Company”)
Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”)
Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”)
Form 10-Q for the quarter ended June 30, 2010 (the “June 2010 Form 10-Q”)
File No. 0-27239

Dear Mr. Rosenberg:

In connection with your comment letter dated June 17, 2011 regarding the 2009 Form 10-K and the June 2010 Form 10-Q, please note that it is the Company’s intention of provide a full response by Thursday, July 14 and to provide complete revised drafts of the 2010 Form 10-K, the 2009 Form 10-K, the June Form 10-Q and all other periodic reports that are affected by the changes made to those documents.

If you have any questions with the above, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Glynn Wilson

cc:          Sasha Parikh, Staff Accountant
Don Abbott, Review Accountant